UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at September 10, 2007

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: September 10, 2007

Print the name and title of the signing officer under his signature.

  Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

FARALLON UPDATES DRILLING AT G-9 DEPOSIT:
HIGH GRADE ZINC GRADES CONTINUE 6.0 METRES AT 23% ZINC AND
2.5% COPPER LOCAL CONCENTRATIONS OF HIGH GRADE PRECIOUS METALS EMERGING

September 10, 2007, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX: FAN; OTCBB: FRLLF) ("Farallon" or the "Company"), is pleased to provide a further update on the core drilling program on the G-9 deposit at the Campo Morado polymetallic (zinc, gold, silver, copper, lead) project in Guerrero State, Mexico. The latest results are from infill drilling in the high grade Southeast zone of G-9.

These results are from 14 new holes. Results from the new holes are included in the Table of Assay Results - G-9 Deposit and hole locations are shown on the G-9 Drill Hole Location Map, both of which are attached. Assays are pending from a further 17 infill holes that will be released when received. Highlights are tabulated below:

Drill Hole Number	From (metres)	To (metres)	Interval (metres)	True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
634	444.09	451.00	6.91	6.04	1.82	157	2.45	2.91	23.47
634	477.00	488.00	11.00	9.62	12.24	731	0.33	3.06	5.39
639	325.50	335.70	10.20	10.16	2.03	234	2.61	2.51	19.08
642	327.40	333.30	5.90	5.81	0.89	167	3.25	0.88	21.78

These new results continue to substantiate both the grade and size of the high grade Southeast starter zone of the G-9 deposit. Hole 634 is approximately 40 metres from hole 498 that had two significant intersections - 16.8 metres of 21.3% zinc and 1.93% copper and 4.4 metres of 16.0 grams of gold and 682 grams of silver (See News Release dated January 12, 2006) - and successfully extends the southern portion of the Southeast zone. Hole 639 extends the western portion of the Southeast zone and is approximately 50 metres from hole 598 that intersected 8.7 metres of 24.3% zinc and 1.52% copper. (See News Release dated March 15, 2007). Hole 642 is a step-out from hole 639, further extending this portion of the Southeast zone.

Furthermore, another trend appears to be emerging: there are localised concentrations of high grade precious metals at G-9. The deeper intersection in Hole 634 may extend the deeper high grade gold and silver intersection discovered in hole 498, and mentioned above. Similarly, holes 486 and 510 were drilled close together, as were holes 628 and 467. The high grade precious metal intercepts of these holes, given below, provide initial evidence of this new trend.

Drill Hole Number	From (metres)	To (metres)	Interval (metres)	True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
486	551.30	559.30	8.00	7.80	45.89	1555	0.29	1.34	2.46
510	582.00	585.00	3.00	2.90	34.95	1930	0.70	2.86	5.78

628	341.40	345.40	4.00	4.00	32.75	1488	0.28	3.03	2.99
467	328.05	331.05	3.00	2.76	10.94	997	1.29	15.50	8.30

634	481.00	485.00	4.00	3.50	14.69	861	0.34	3.68	5.01
498	468.90	473.30	4.40	3.80	15.99	682	0.33	3.42	5.73

President and CEO Dick Whittington said: "We are pleased by the ongoing results from our infill drilling program. The Southeast zone is continuing to provide impressive results and high grade precious metal zones would add significant by-product credits to any future mine production. These infill holes will continue to be the highest priority of our ongoing drilling program in the immediate future; however, before the end of September, we hope to also be exploring north of the San Raphael fault once again. We will then start focusing on expanding our exploration efforts to untested targets with the objective of advancing our second key corporate objective: finding another G-9 deposit."

The in-house qualified person for the drilling program and selection of samples for metallurgical testwork at Campo Morado is Daniel Kilby, P.Eng. ALS Chemex is the analytical laboratory for the project; sample preparation is done in Guadalajara, Mexico and analysis is done in Vancouver, BC. All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion, followed by an AA or ICP finish. Duplicates are analyzed by Acme Analytical Laboratories in Vancouver.

Farallon is advancing the exploration and development of the G-9 deposit. The Company's 2007 parallel track program has been very successful to date. Exploration drilling is expanding the high-grade G-9 deposit, and mine planning and design, equipment acquisition and site preparation activities are also taking place with the goal of beginning production in July 2008.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.

  TABLE OF NEW ASSAY RESULTS
G-9 DEPOSIT (SEPTEMBER 10, 2007)

Drill Hole Number		From (metres)	To (metres)	Interval (metres)	True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
634		444.09	451.00	6.91	6.04	1.82	157	2.45	2.91	23.47
634		451.00	458.90	7.90	6.91	1.65	50	1.29	0.96	11.69
634		466.05	468.65	2.60	2.27	2.52	149	0.49	0.66	13.26
634		473.35	477.00	3.65	3.19	8.38	417	0.35	1.06	0.30
634		477.00	488.00	11.00	9.62	12.24	731	0.33	3.06	5.39
634	Incl.	481.00	485.00	4.00	3.50	14.69	861	0.34	3.68	5.01
634		524.00	526.00	2.00	1.75	0.24	23	1.97	0.12	7.76
639		325.50	335.70	10.20	10.16	2.03	234	2.61	2.51	19.08
639	Incl.	325.50	333.45	7.95	7.92	2.19	283	2.63	3.11	21.16
642		327.40	333.30	5.90	5.81	0.89	167	3.25	0.88	21.78
642	Incl.	327.40	332.40	5.00	4.92	0.99	189	3.55	0.97	24.40
643		260.93	262.20	1.27	1.25	0.84	68	0.76	1.47	8.30
644		267.50	272.50	5.00	4.73	0.80	72	1.05	0.44	7.17
647		284.60	287.60	3.00	2.95	10.25	578	2.72	0.64	0.43
647		290.60	306.40	15.80	15.56	3.57	175	0.75	0.94	12.99
647	Incl.	293.60	302.60	9.00	8.86	4.58	213	0.31	0.96	16.04
648		290.45	298.30	7.85	7.75	1.73	91	1.06	0.48	18.23

                                       No significant intersections in Holes 637, 638, 640, 641, 645, 646 and 649

378400 mE
378600 mE
378800 mE
379000 mE
379200 mE
N
North
Zone
2011400 mN
2011200 mN
2011000 mN
2010800 mN
2010600 mN
Southwest
Zone
Southeast
Zone
G9
645
649
642
638
639
640
644
643
648
647
634
646
637
641
LEGEND
New Drill Hole Results
Drill Hole Previously Announced
San Raphael Fault
Southeast Fault
Gravity Anomaly
594
Drill Trace with hole bottom & number
Massive
Sulphide
Thickness
Units: metres
25
10
5
1
0
100
200
metres

CAMPO MORADO - G9

Drill Hole Location Map